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DAT : 8/31/05

82-3371

Kobe Steel, Ltd.
Tokyo, Japan
Tokyo Stock Exchange No. 5406
April 28, 2005

Summary of Kobe Steel's Consolidated Financial Results for Fiscal 2004

(April 1, 2004 – March 31, 2005)

AR/S
3-31-05

TOKYO, April 28, 2005 – Kobe Steel, Ltd. announced today its financial results for fiscal 2004, ended March 31, 2005.

Consolidated financial summary (in millions of yen)

	FY2004	FY2003	% Change
Net sales	1,443,771	1,219,179	18.4%
Operating income	166,576	100,699	65.4%
Ordinary income *	116,028	50,789	128.5%
Net income	51,288	22,066	132.4%
Earnings per share	17.27 yen	7.43 yen	

Notes: * Also known as pretax recurring profi

Segment sales (in millions of yen)

	FY2004	FY2003
Iron & Steel	631,327	534,481
Wholesale Electricity Supply	58,600	30,182
Aluminum & Copper	282,983	243,315
Machinery	226,845	196,266
Construction Machinery	206,648	183,987
Real Estate	32,472	43,153
Electronic Materials & Other Businesses	54,008	45,237
Eliminations	(49,113)	(57,443)
Consolidated net sales	1,443,771	1,219,179

Overseas sales (in millions of yen)

	FY2004	FY2003
Overseas sales	365,924	275,947
Consolidated net sales	1,443,771	1,219,179
% overseas sales	25.3%	22.6%

Production (in thousands of metric tons)

	FY2004	FY2003	% change
Crude steel	7,806	7,397	5.5%
Rolled aluminum products	375	380	(1.1%)
Rolled copper products	155	110	41.1%

Operating Results & Financial Position

(1) Operating Results

Japan's economy in fiscal 2004 was on a recovery trend. Although Japan's economy showed signs of sagging in the second half of fiscal 2004 due to inventory adjustments in the IT field, the economies of China, other Asian countries and the United States were robust, corporate earnings improved, and private capital investment went up.

Under these conditions, the Kobe Steel Group has been creating and increasing its "Number One, Only One" distinctive products under its Fiscal 2003-2005 Consolidated Medium-Term Business Plan, as well as working to meet demand and raise sales prices. As a result, Kobe Steel's financial performance improved considerably, mainly in the steel and electronic materials fields.

Consolidated net sales in fiscal 2004, ended March 31, 2005, rose to 1,443.7 billion yen, up 224.5 billion yen in comparison to the previous fiscal year. Operating income increased 65.8 billion yen to 166.5 billion yen, and pretax ordinary income (also known as pretax recurring profit) went up 65.2 billion yen to 116.0 billion yen. To further improve its financial soundness, Kobe Steel will post an extraordinary loss on loss from asset impairment accounting and a write-down of inventories ahead of changes in the method of inventory valuation to be implemented in fiscal 2005. This resulted in aftertax net income was 51.2 billion yen.

Dividends
Subject to approval at the annual general shareholders meeting in June, Kobe Steel intends to pay a dividend of 3 yen per share.

Results by Business Segment

Iron & Steel
The overall steel market continued to be robust owing to strong domestic demand from the shipbuilding, automotive and industrial machinery, and other manufacturing industries, as well as recovering non-housing demand in the weak construction industry. Exports continued at a high level supported by growing demand primarily from China and the firm U.S. economy. Due to the tight supply of steel products worldwide, Kobe Steel was able to increase prices both in Japan and overseas. Shipments of cast and forged steel products also increased for marine applications due to high world demand in the shipbuilding industry. In addition, sales of titanium mill products increased, supported by China's high economic growth.

Demand was also brisk for welding consumables. In Japan, the shipbuilding, automotive, construction equipment and steel frame industries were firm. Overseas markets, centered on the automotive industry in Southeast Asia, also performed well.

As a result, Iron & Steel segment sales increased 18.1% over the same period last year to 631.3 billion yen owing to higher shipments and sales prices. Operating income increased 38.9 billion yen to 91.8 billion yen due to improved sales prices, despite the rise in the cost of raw materials.

Wholesale Electricity Supply
In April 2002, the Shinko Kobe Power Station started commercial operation of its No. 1 Power Plant, followed in April 2004 by the start-up of the No. 2 Power Plant. From fiscal 2004, the power station reached its full capacity of 1.4 million kilowatts of electricity. As a result, segment sales nearly doubled in comparison to fiscal 2003 to 58.6 billion yen. Operating income went up to 19.4 billion yen, up 10.9 billion yen in comparison to the previous fiscal year.

Aluminum & Copper
Shipments of rolled aluminum products rose owing to strong demand for can stock for bottle cans due to the hot summer. Demand for automotive aluminum sheet, plate for semiconductor and LCD fabrication equipment, and automotive extrusions were also brisk. Due to sluggish exports of can stock, overall shipments dipped slightly.

Shipments of rolled copper products in fiscal 2004 rose over the same period in the previous year, owing to strong demand for copper strip for automotive terminals and semiconductor leadframes. The merging of the copper tube business with the copper tube business of Mitsubishi Materials Corporation as well as the hot summer also contributed to higher shipments.

High ingot prices and improved rolling margins led to higher sales prices. Consequently, Aluminum & Copper segment sales increased to 282.9 billion yen, up 16.3% over the previous year, while operating income went up 1.9 billion yen to 16.9 billion yen.

Machinery
Domestic orders amounted to 150.0 billion yen, nearly the same in comparison to fiscal 2003. Demand was slack for steel structures and water treatment facilities due to the drop off in public works. However, orders for compressors and other equipment rose on the back of private capital investment. Overseas, the Kobe Steel Group received a succession of orders for direct reduction plants owing to growing world steel demand. Non-standard compressors and rubber and tire machinery were also strong. Overseas orders totaled 126.0 billion yen, up 270.8% over the same period last year.

Thus, domestic and overseas orders totaled 276.1 billion yen, up 50.3% and the backlog of orders was 235.1 billion yen.

Machinery segment sales increased 15.6% to 226.8 billion yen owing to higher orders for compressors and PCB detoxification treatment facilities in the environmental solutions business. Operating income rose 8.8 billion yen to 10.3 billion yen due to the rise in licensing revenue for direct reduction plant technology.

Construction Machinery
Supported by demand for new construction machinery, the Japanese market was firm, though public works continued to slump. Overseas, demand for excavators cooled in China due to investment controls. However, demand was up in Europe, North America, Southeast Asia, and the Middle East.

Segment sales were 206.6 billion yen, up 12.3% over the same period last year, owing in part to a substantial increase in crane sales. Operating income went down 800 million yen to 7.2 billion yen, due to the slumping Chinese market and higher raw material costs.

Real Estate
With the completion of the O's Town commercial complex in Akashi and the Maya Seaside Place condominiums in Kobe, both in Hyogo Prefecture, segment sales went down 24.8% to 32.4 billion yen. Operating income decreased 600 million yen to 3 billion yen.

Electronic Materials & Other Businesses
Segment sales rose 19.4% to 54.0 billion yen bolstered by strong demand for target material for LCDs. Operating income increased 5.9 billion yen to 14 billion yen.

Outlook for Fiscal 2005 (ending March 2006)

The Japanese economy is forecast to steadily improve in fiscal 2005, ending March 2006. However, high oil prices and rising raw material costs are of concern, and with future changes in the Chinese economy, the outlook is unclear. Kobe Steel's forecast for its business segments in fiscal 2005 are as follows:

Iron & Steel
Domestic demand for steel products, mainly from the shipbuilding, automotive and other manufacturing industries, is expected to be robust. Export demand is forecast to be firm owing to the favorable world economy. However, rising Chinese exports are likely to ease demand for standard steel products. With raw material costs rising sharply and international parity in mind, Kobe Steel plans to further raise sales prices. Demand continues to be strong for high quality steel, an area in which Kobe Steel excels, and with higher sales prices, Kobe Steel anticipates that segment sales will increase in fiscal 2005.

Wholesale Electricity Supply
Stable operation is expected to result in stable profits. As the electricity unit price will go up due to higher coal prices, segment sales are anticipated to increase in fiscal 2005.

Aluminum & Copper
Overall demand for rolled aluminum products in fiscal 2005 is anticipated to be roughly the same as in fiscal 2004. In contract to the hot summer, aluminum can stock is expected to decease in comparison to fiscal 2004. However, demand is forecast to be brisk in the automotive market, which is using greater quantities of extrusions.

Demand for rolled copper products is expected to go down slightly. Copper strip demand is likely to go up as demand for automotive terminals will continue to be strong and semiconductor demand is forecast to recover.

As a result, segment sales are forecast to be roughly the same as in fiscal 2004, bolstered by buoyant demand from the automotive industry.

Machinery
Demand for tire machinery and other industrial machinery is forecast to go down as capital investments have been completed. However, orders for plastics processing machinery and non-standard compressors are expected to rise, contributing to a large increase in sales. For direct reduction plants,

new demand is expected in direct reduction processes that use coal as the reductant. Consequently, segment sales are anticipated to increase in fiscal 2005.

Construction Machinery
Domestic demand is forecast to be similar to fiscal 2003. Public works are not expected to increase, but private capital investment is expected to be robust. Overseas, demand will continue to be strong in Europe, North America and Southeast Asia. However, China's continuing investment controls are expected to dampen overseas sales. Thus, segment sales are expected to decrease in fiscal 2005.

Real Estate
The construction of condominiums in the Tokyo and Kansai metropolitan areas and their completion will be concentrated in fiscal 2005, leading to an increase in segment sales.

Electronic Materials & Other Businesses
Due to the rise in flat panel displays, demand for target materials for LCDs is anticipated to remain strong. With the formation of the medical materials business as a separate company (an equity-valued affiliate), fiscal 2005 sales are expected to be roughly the same as in fiscal 2004.

Overall Forecast
In the Iron & Steel Segment, higher steel prices are anticipated to increase sales. In the Machinery Segment, orders received in fiscal 2004 are expected to contribute to sales in fiscal 2005. As a result, consolidated net sales for fiscal 2005, ending March 2006, are anticipated to increase 12.9% to 1,630.0 billion yen.

Pretax ordinary income is forecast to rise to 140.0 billion yen, with aftertax net income of 75.0 billion yen. Although raw material costs will be more expensive, higher sales prices of steel, aluminum and copper products are anticipated to increase profits and the overall performance of other segments are also expected to be firm.

(2) Financial Position

The Kobe Steel Group has been decreasing its assets, as it focuses capital investment on improving its competitiveness in distinctive products. As a result, total assets in fiscal 2004 were 1,901.2 billion yen, down 15.1 billion yen in comparison to the previous fiscal year. Following a net income of 51.2 billion yen, stockholders' equity increased 49.0 billion yen to 379.2 billion yen and the net worth ratio was 19.9%, up 2.7 points from the previous fiscal year.

Net cash provided by operating activities was 225.7 billion yen owing to firm operating revenue. Net cash used in investing activities, mainly capital investments, amounted to 50.5 billion yen. Free cash flow was 175.2 billion yen. With a decrease in debt, net cash used in financing activities came to 163.9 billion yen. As a result, debt decreased 120.3 billion yen to 811.5 billion yen. Cash and cash equivalents increased 12.0 billion yen to 80.5 billion yen.

Consolidated cash flow Indicators

	FY2000	FY2001	FY2002	FY2003	FY2004
Net worth ratio	12.4%	13.7%	15.4%	17.2%	19.9%
Stockholders' equity ratio at market price	9.0%	6.9%	10.9%	24.7%	29.6%
Debt redemption years	8.7	19.5	8.4	9.0	3.6
Interest coverage ratio (times)	3.8	1.8	3.8	4.1	9.3

Notes:
* Net w orth ratio: Stockholders' equity/total assets
* Stockholders' equity ratio at market price: Market capitalization/total assets
(Market capitalization is calculated by multiplying the share price at term-end by the number of outstanding shares at term-end.)
* Debt redemption years: Interest-bearing liabilities/operating cash flows
* Interest coverage ratio: Operating cash flows/interest expense

Media Contact:
Gary Tsuchida
Publicity Group
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
JAPAN

Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
Email www-admin@kobelco.co.jp
Website www.kobelco.co.jp

Kobe Steel's FY2004 Consolidated Financial Results

(April 1, 2004 – March 31, 2005)
(Translated from the original Japanese document)

April 28, 2005

Company name:	**Kobe Steel, Ltd.**
Stock exchanges where shares are listed:	Tokyo, Osaka and Nagoya, Japan
Code number:	5406
Registered head office:	Hyogo Prefecture
Website:	www.kobelco.co.jp
President & CEO:	Yasuo Inubushi
Board of Directors' meeting for FY2004 results:	April 28, 2005
Financial information prepared in accordance with generally accepted accounting principles in the United States:	No (Information follows Japanese GAAP.)

1. FY2004 consolidated financial results (April 1, 2004 – March 31, 2005)

(in millions of yen)

(1) Consolidated financial results

	FY2004	FY2003	% change
Net sales	1,443,771	1,219,179	18.4%
Operating income	166,576	100,699	65.4%
Ordinary income	116,028	50,789	128.5%
Net income	51,288	22,066	132.4%
Earnings per share	17.27 yen	7.43 yen	
Fully diluted earnings per share	16.48 yen	7.37 yen	
Return on average equity	14.5%	7.1%	
Ratio of ordinary income to total liabilities & stockholders' equity	6.1%	2.7%	
Ratio of ordinary income to net sales	8.0%	4.2%	

Notes:
Equity in income of unconsolidated subsidiaries and affiliates in FY2004: 10,011 million yen FY2003: 6,021 million yen
Average number of shares in FY2004: 2,967,457,229 FY2003: 2,965,150,106
Changes have been made in accounting policies.
Percentages for net sales, operating income, ordinary income and net income show changes from the previous fiscal year.

(2) Consolidated financial position

	FY2004	FY2003
Total assets	1,901,202	1,916,338
Total stockholders' equity	379,213	330,126
Net worth ratio	19.9%	17.2%
Stockholders' equity per share	127.79 yen	111.23 yen

Note: Number of shares issued in FY2004: 2,967,115,082 FY2003: 2,967,619,630

(3) Consolidated cash flows

	FY2004	FY2003
Net cash provided by operating activities	225,751	104,041
Net cash used in investing activities	(50,543)	(86,381)
Net cash provided by financing activities	(163,945)	(35,753)
Cash & cash equivalents at end of year	80,591	68,503

(4) Scope of consolidation

Number of consolidated subsidiaries:	159
Number of unconsolidated, equity-valued affiliates:	0
Number of equity-valued affiliates:	55

(5) Changes in scope of consolidation

New consolidated subsidiaries:	8
Consolidated subsidiaries excluded:	4
New equity-valued affiliates:	4
Equity-valued affiliates excluded:	1

2. Consolidated forecast for fiscal 2005 (ending March 31, 2006)

(in millions of yen)	First half	Full year
Estimated net sales	780,000	1,630,000
Estimated ordinary income	60,000	140,000
Estimated net income	28,000	75,000
Estimated earnings per share		25.27 yen

Notes:
The above forecast is based on currently available information.
Actual results may differ considerably due to changeable conditions in the future.
For preconditions on the forecast and other related factors, please refer to pages 3 and 4.

Management Policies

1. Fundamental Management Strategy

The Kobe Steel Group aims to contribute to society through its materials business (steel, welding, aluminum and copper); the independent power producer (IPP) business; and the machinery business (industrial machinery, construction machinery, environmental solutions, and engineering). Recognized as a quality manufacturer, Kobe Steel endeavors to supply products, services and technologies of high renown throughout the world.

As well as continuing to supply the market with distinctive, high performance products applying the technologies of the Kobe Steel Group and securing the necessary profits for growth, Kobe Steel intends to continue its efforts in assuming its social responsibilities as a business to its shareholders, investors, customers, employees, communities and other stakeholders.

To achieve this vision, Kobe Steel, through the selection and consolidation of its businesses, is further strengthening its products and technologies in which it excels; expanding its head office functions across the Kobe Steel Group; and improving the efficiency of group management and integration.

Aiming to become a company trusted by society, Kobe Steel is strengthening its corporate governance, implementing compliance measures, contributing to reducing global warming, and promoting environmental management.

2. Policy for Profit Distribution

Kobe Steel regards the return of profits to its shareholders as one of the important issues of management. Promoting business development over the long term, Kobe Steel endeavors to improve the corporate value of the overall Group.

In allocating the dividends, the financial condition, financial results and future capital needs are taken into consideration. While the basis is to provide dividends regularly, dividends are decided based on financial performance and the ability to issue dividends each year.

As for retained earnings, by allocating the necessary investments for future growth, profitability is anticipated to increase and the financial position is expected to further improve.

3. Medium-Term Management Strategy

In June 2003, Kobe Steel unveiled the three-year Consolidated Medium-Term Business Plan, which is anticipated to end in fiscal 2005. In the three-year period, Kobe Steel intends to implement reforms to improve its business profits and business foundation. The following major measures of the Plan are:

3.1. Create and expand sales of distinctive products

Continue and create "Only One, Number One" distinctive and value-added products, services and technologies of excellence in quality and cost performance. Increase sales of distinctive, value-added products 10% in the three main segments of Iron & Steel, Aluminum & Copper, and Machinery to comprise over 40% of total sales by fiscal 2005, in comparison to fiscal 2002.

3.2. Further advance alliances

Deepen current alliances and increase benefits from the alliances. Also, promote alliances that contribute to higher profitability in the company's core businesses.

3.3. Respond to global markets

Make effective use of current alliances to meet customers' global procurement requirements. Build new supply systems, including independently developed systems based on market characteristics.

3.4. Reduce costs and undertake investments to improve competitiveness

Achieve cost reductions of 40 billion yen (non-consolidated) during the three-year period. Allocate 100 billion yen (on a non-consolidated basis) in the three-year period to improve the competitiveness of distinctive, value-added products and to continue the stable operation of facilities. Invest in research and development to commercialize distinctive, value-added products.

3.5. Measures to strengthen corporate governance

Review the management structure, strengthen corporate governance, establish compliance systems, and promote environmental management in harmony with society.

Fiscal 2004 results and targets for fiscal 2005 are as follows:

(in billions of yen)	FY2004	FY2005
Sales	1,443.7	1,250.0
Ordinary income	116.0	80.0
Net income	51.2	36.0
Ratio of ordinary income to sales	8.0%	6.4%
Return on assets	7.4%	6.0%
Debt (interest-bearing liabilities)	669.2	640.0
Debt, including IPP project finance	811.5	780.0
Debt-to-equity ratio	1.8	1.7
D/E ratio including IPP project finance	2.1	2.1

Targets for ordinary income, the ratio of ordinary income to sales, ROA and other measures of profitability were achieved one year ahead of schedule, in fiscal 2004. Balance sheet goals, including debt and the D/E ratio, are anticipated to be reached in fiscal 2005.

Kobe Steel is not satisfied with merely achieving the numerical targets. Aiming to further improve its corporate value, Kobe Steel intends to further strengthen its competitiveness and profitability and build a strong financial foundation.

4. Issues facing Kobe Steel

Production in the Kobe Steel Group, mainly in the steel business, continues at high levels, supported by the expanding economies in East Asia centered on China. However, iron ore and coal prices have risen to unprecedented levels. With the rising prices of raw materials and other supplies, the future business environment is not necessarily optimistic.

Kobe Steel intends to maintain safe and stable production and further promote the major policies of its medium-term business plan to create distinctive products and expand sales, to strengthen the profitability of the Kobe Steel Group and build a strong business organization.

5. Corporate Governance

5.1. Basic Policy on Corporate Governance and Status of Measures

Kobe Steel uses a system of auditors, but has also introduced an internal company system to improve the profitability of each business unit and to reform its business structure through the selection and consolidation of its management resources.

The company recognizes that management decision-making and the execution of everyday operations have a close relationship. As the management system ought to be in step with the Company's aims, the board of directors shall consist of the top management, executives in charge of major head office functions, other executives in essential businesses, and the internal company presidents.

As for administering the operations, the board directors should have legal responsibility to the Company's shareholders and customers in carrying out the Company's business affairs. Consequently, directors oversee the administration of the business segments, while corporate officers are responsible for executing the business affairs of the segments. The corporate officers of Kobe Steel are not under a legal organization, but are selected by the board of directors and are responsible for carrying out the tasks requested of them.

With regard to auditors, Kobe Steel has five statutory auditors, three of whom are from the outside, to strengthen its auditing capabilities and increase the effectiveness of corporate administration. The outside auditors and Kobe Steel have no business relations or vested interests in each other.

For internal auditing, Kobe Steel has established the Audit Department, which comprises five people, as an independent auditing body. This department is responsible for conducting audits covering the entire company. The appropriateness and effectiveness are examined and when necessary issues and problems are resolved. Compliance, the environment, information security and other audited areas are conducted in conjunction with the planning & administration departments of each business.

The financial audit is conducted by the three certified public accountants that belong to Azsa & Co.: Fumio Yasukawa, Masato Hinenoya and Hisae Kitayama. These three auditors have under seven years of experience in auditing Kobe Steel's financial documents. Assistant auditors consist of seven CPAs and eight assistant CPAs.

As for coordinating with auditors, internal audits and financial audits, periodic meetings are held, information is shared, and efforts are made to effectively undertake the audits.

With regard to risk management measures, Kobe Steel regards the building of compliance systems to be the biggest management issue, as the company will not be viable without operating within the acceptable norms of society under established laws and regulations.

In June 2000, a Corporate Code of Ethics was formulated to provide guidelines for business conduct and was revised in March 2003. As a good corporate citizen under the Code of Ethics, laws and other social regulations must be followed. While giving attention to the environment and supplying superlative products and services to contribute to society, regulations and standards to be followed by the company, its executives and its employees must be placed in writing.

In June 2003, a Compliance Committee, of which the majority of the members consist of outside members, was formed and serves as the advisory body to the board of directors. In addition to proposing plans and confirming progress, a system for internal notification was formed to heighten compliance management. A compliance manual to educate executives and employees was also created.

As for business risks, to analyze and evaluate risks in decision-making, clear standards must be in place and must operate under those standards. Risk management measures, including prevention measures, monitoring systems and areas of responsibilities were implemented in October 2003. Kobe Steel is building risk management systems in each of the company's business segments to avoid anticipated risks and minimize damage when incidents occur.

Through these measures, Kobe Steel is promoting corporate governance and the establishment of a thorough compliance system.

5.2 Compensation to Directors (in millions of yen)

	Amount of Compensation	Retirement Benefit
Directors	450	72
Statutory auditors	87	60
Total	538	133

5.3 Details of Compensation to Auditors (in millions of yen)

	Amount Paid
Compesation for audit certification	55
Other compensation	14
Total	70

Consolidated Balance Sheets
(in millions of yen)

Assets	FY2004 Ended Mar. 31, '05	FY2003 Ended Mar. 31, '04
Current Assets		
Cash and cash equivalents	81,824	69,234
Notes and accounts receivable	281,238	277,887
Inventories	252,823	233,689
Deferred income taxes	24,728	22,781
Other	52,988	68,533
Allowance for doubtful accounts	(792)	(1,707)
Total current assets	692,809	670,419
Tangible fixed Assets		
Buildings and structures	294,849	290,783
Machinery and equipment	419,981	377,587
Tools, furniture and fixtures	11,680	11,219
Land	207,986	223,975
Construction in progress	32,135	97,600
Total tangible fixed assets	966,634	1,001,166
Intangible fixed assets		
Software	13,912	13,614
	13,912	13,614
Investments and other assets		
Investments in securities	136,197	118,872
Long-term loans receivable	6,298	8,317
Deferred tax assets	32,007	51,008
Deferred tax assets on revaluation of land	1,002	988
Other	61,011	61,464
Allowance for doubtful accounts	(8,672)	(9,513)
	227,845	231,138
Total assets	1,901,202	1,916,338

Liabilities, Minority Interests, and Stockholders' Equity	FY2004 Ended Mar. 31, '05	FY2003 Ended Mar. 31, '04
Current liabilities		
Notes and accounts payable	358,120	316,612
Short-term borrowings	187,731	251,544
Bonds and notes due within one year	30,456	20,840
Commercial paper	15,000	—
Accrued amount payable	50,622	57,057
Income and enterprise taxes payable	23,802	6,611
Deferred income liabilities	1,130	685
Provision for product warranties	4,849	5,202
Provision for restructuring costs	7,365	6,514
Other	114,680	101,203
Total current liabilities	793,758	766,273
Long-term liabilities		
Bonds and notes	283,563	304,489
Long-term borrowings	293,736	351,604
Deferred tax liabilities	8,599	3,676
Deferred tax liabilities on revaluation of land	2,127	3,290
Employees' severance and retirement benefits	49,142	46,189
Consolidated adjustments account	1,058	587
Other	55,782	76,490
Total long-term liabilities	694,010	786,327
Total current and long-term liabilities	1,487,768	1,552,601
Minority interests	34,220	33,610
Stockholders' equity		
Common stock	218,163	218,163
Capital surplus	67,979	67,975
Retained earnings (Accumulated deficit)	81,633	31,633
Land revaluation	409	1,904
Net unrealized holding gains (losses) on securities	25,376	20,994
Foreign currency translation adjustments	(13,150)	(9,554)
Treasury stock, at cost	(1,198)	(989)
Total shareholders' equity	379,213	330,126
Total liabilities	1,901,202	1,916,338

Consolidated Statements of Income
(in millions of yen)

	FY2004 Ended Mar. 31, '05	FY2003 Ended Mar. 31, '04
Net sales	1,443,771	1,219,179
Cost of sales	(1,140,421)	(993,393)
Gross profit	303,349	225,786
Selling, general and administrative expenses	(136,773)	(125,087)
Operating income	166,576	100,699
Non-operating income		
Interest and dividend income	2,571	2,219
Other income	33,264	29,975
	35,836	32,195
Non-operating expense		
Interest expense	(23,772)	(25,896)
Other expenses	(62,612)	(56,208)
	(86,384)	(82,105)
Ordinary income	116,028	50,789
Extraordinary income		
Amortization of prior service credits of pension plans	6,975	6,975
Gain on sale of fixed assets	2,693	–
Gain on sale of securities	2,676	9,307
Gain on securities contributed to employees' retirement trust	–	3,933
	12,344	20,215
Extraordinary losses		
Effect of applying new accounting standard for retirement benefits	(12,735)	(12,764)
Loss on write-down of inventories	(10,944)	–
Loss on impairment for fixed assets	(9,075)	–
Loss on sale of fixed assets	(930)	(1,533)
Loss on business restructuring	–	(19,730)
Loss on write-down of securities and investments	–	(1,241)
	(33,685)	(35,270)
Income before income taxes	94,687	35,734
Income taxes		
Current	(25,740)	(7,635)
Deferred	(16,225)	(4,146)
Minority interests in income (losses) of subsidiaries	(1,432)	(1,885)
Net income	51,288	22,066

Consolidated Statements of Cash Flows

(in millions of yen)

	FY2004 Ended Mar. 31, '05	FY2003 Ended Mar. 31, '04
Cash flows from operating activities		
Income before income taxes	94,687	35,734
Depreciation	80,289	79,244
Interest and dividend income	(2,571)	(2,219)
Interest expense	23,772	25,896
Gain on sale of securities	(2,676)	(9,307)
Loss on write-down of securities and investments	–	1,241
Equity in income of unconsolidated subsidiaries and affiliates	(10,011)	(6,021)
Loss on write-down of inventories	10,944	–
Loss on impairment for fixed assets	9,075	–
Effect of applying new accounting standard for retirement benefits	12,735	12,764
Amortization of prior service credits of pension plans	(6,975)	(6,975)
Gain on securities contributed to employees' retirement trust	–	(3,933)
Loss (gain) on sale of plant and equipment	(1,763)	549
Loss on disposal of plant and equipment	4,145	2,663
Decrease (increase) in trade receivables from customers	7,696	(14,184)
Decrease (increase) in inventories	(29,508)	(8,696)
Increase (decrease) in trade payables to customers	44,233	11,193
Other	21,082	15,525
Subtotal	255,157	133,476
Cash received for interest and dividends	3,460	3,183
Cash paid for interest	(24,248)	(25,689)
Cash paid for income taxes	(8,618)	(6,929)
Net cash provided by operating activities	225,751	104,041
Cash flows from investing activities		
Purchase of plant, equipment and other assets	(56,175)	(102,953)
Proceeds from sale of plant, equipment and other assets	7,739	8,044
Purchase of investments in securities	(8,491)	(5,313)
Proceeds from sale of investments in securities	3,684	15,564
Decrease (increase) in short-term loans receivable	1,246	(1,660)
Long-term loans receivable	(164)	(1,416)
Proceeds from collection of long-term loans receivable	2,194	506
Net proceeds from sale of a former consolidated subsidiary	–	4,153
Other	(576)	(3,306)
Net cash provided by (used in) investing activities	(50,543)	(86,381)
Cash flows from financing activities		
Increase (decrease) in short-term borrowings	(45,897)	(11,096)
Increase (decrease) from commercial paper	15,000	–
Proceeds from issuance of long-term debt	25,315	126,684
Repayment of long-term debt	(110,007)	(175,136)
Proceeds from issuance of bonds	10,580	95,516
Repayment of bonds	(21,734)	(60,525)
Payment of dividends	(4,415)	–
Other	(32,786)	(11,196)
Net cash used in financing activities	(163,945)	(35,753)
Effect of exchange rate changes on cash and cash equivalents	(98)	(230)
Increase (decrease) in cash and cash equivalents	11,164	(18,323)
Cash and cash equivalents at beginning of year	68,503	81,809
Cash and cash equivalents from mergers	–	4,382
Cash and cash equivalents of newly consolidated subsidiaries	924	634
Cash and cash equivalents at end of year	80,591	68,503

Segment Information

1. By industry segment (in millions of yen)

		FY2004	FY2003
Sales to outside customers:	Iron & Steel	613,802	506,577
	Wholesale Electricity Supply	58,600	30,182
	Aluminum & Copper	282,091	242,531
	Machinery	215,206	186,162
	Construction Machinery	206,065	181,580
	Real Estate	28,561	39,036
	Electronic Materials & Other Businesses	39,442	33,109
	Consolidated net sales	1,443,771	1,219,179
Inter-segment sales:	Iron & Steel	17,524	27,904
	Wholesale Electricity Supply	–	–
	Aluminum & Copper	891	783
	Machinery	11,683	10,103
	Construction Machinery	583	2,406
	Real Estate	3,910	4,117
	Electronic Materials & Other Businesses	14,565	12,127
	Total	49,113	57,443
Total sales:	Iron & Steel	631,327	534,481
	Wholesale Electricity Supply	58,600	30,182
	Aluminum & Copper	282,983	243,315
	Machinery	226,845	196,266
	Construction Machinery	206,648	183,987
	Real Estate	32,472	43,153
	Electronic Materials & Other Businesses	54,008	45,237
	Eliminations	(49,113)	(57,443)
	Consolidated net sales	1,443,771	1,219,179
Operating costs & expenses:	Iron & Steel	539,458	481,592
	Wholesale Electricity Supply	39,104	21,600
	Aluminum & Copper	266,073	228,386
	Machinery	216,529	194,841
	Construction Machinery	199,428	175,920
	Real Estate	29,394	39,390
	Electronic Materials & Other Businesses	39,941	37,136
	Eliminations	(52,736)	(60,388)
	Total operating costs	1,277,195	1,118,480
Operating income:	Iron & Steel	91,868	52,889
	Wholesale Electricity Supply	19,496	8,581
	Aluminum & Copper	16,910	14,928
	Machinery	10,315	1,424
	Construction Machinery	7,219	8,067
	Real Estate	3,078	3,762
	Electronic Materials & Other Businesses	14,066	8,100
	Eliminations	3,622	2,944
	Consolidated operating income	166,576	100,699

2. Overseas Sales (in millions of yen)

	FY2004	% of net sales	FY2003	% of net sales
Asia	229,764	15.9%	179,059	14.7%
Other areas	136,160	9.4%	96,887	7.9%
Total overseas sales	365,924	25.3%	275,947	22.6%

Notes:
1. Asia includes China, Taiwan, South Korea, Thailand and Malaysia.
   Other areas include the United States, Canada, Australia and Italy.
2. Overseas sales consist of sales of Kobe Steel and its consolidated subsidiaries derived from countries and regions other than Japan.

Investor Information

Kobe Steel intends to publish its annual report for fiscal 2004 by the end of September 2005. This report will be available from: Kobe Steel, Ltd., Investor Relations, 9-12 Kita-Shinagawa 5-chome, Shinagawa-ku, Tokyo 141-8688 JAPAN. Tel +81 (0)3 5739-6043 Fax +81 (0)3 5739-5973 Email www-admin@kobelco.co.jp Website: www.kobelco.co.jp

Investor Relations:
Tel +81 (0)3 5739-6043
Fax +81 (0)3 5739-5973

Media Contact:
Gary Tsuchida, Publicity Group
Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971

ANNOUNCEMENT

Kobe Steel, Ltd.

Kobe Steel to transfer real estate business to subsidiary

TOKYO, April 28, 2005 – Kobe Steel, Ltd. and Kobelco Development Co., Ltd. announced today that effective October 1, 2005, Kobe Steel's real estate segment would be transferred to Kobe Steel's 100% owned subsidiary Kobelco Development. The two companies made this decision at their board of directors meetings and signed the corporate demerger agreement today. This agreement will become effective subject to approval at the shareholders meetings of both companies.

With the merging of the real estate business, Kobelco Development intends to change its name to Shinko Real Estate Co., Ltd., where it will serve as the core company of Kobe Steel's real estate business.

1. Purpose of the transfer

Kobe Steel absorbed subsidiary Shinko Kosan Co., Ltd. in March 2002, combining the know-how and experiences of the real estate businesses of Kobe Steel and Shinko Kosan, to build and more effectively manage the business.

Since then, the business has developed steadily. As well as engaging in the sale and building management of large-scale properties, Kobe Steel successfully completed the redevelopment of company-owned land, including HAT Kobe in Kobe and O's Town in Akashi, both in Hyogo.

Kobe Steel's real estate segment currently covers real estate development, construction, property sales, leasing, brokering, remodeling, building and condominium management, and insurance. As the large-scale development of company-owned land has been completed, the business is focusing on real estate sales, while aiming to increase its profitability through property leasing and building management. It also intends to grow its employees for the future and strengthen customer services to further improve its competitiveness.

From the standpoint of consolidated management, Kobe Steel realizes that it is necessary to further improve and strengthen its real estate services centered primarily on dormitories and company housing for employees in the Kobe Steel Group.

On this background, Kobe Steel gave consideration to the optimum operating structure of its real estate segment. Rather than keeping the business limited to an internal company, Kobe Steel decided that it would be more advantageous for the business to operate independently for greater flexibility.

Kobelco Development has been managing the O's Town complex in Akashi, Hyogo in western Japan and leasing unused company-owned land in Kobe and Amagasaki. To expand property leasing and thereby build up the business, it was decided to combine Kobe Steel's real estate business into Kobelco Development.

2. About the new company

(1) Outline

Name	Shinko Real Estate Co., Ltd. (subject to change)
Head office	Kobe, Japan
Capital	3 billion yen (planned)
President	Yasunobu Fujikawa (current president of the Real Estate Company)
Employees	About 200

(2) Business Plans

Vision

Real estate development, construction, property sales, leasing, brokering, remodeling, building management, condominium management, and insurance.

Offering quality services and products, the company aims to provide customers with a comfortable home and work environments.

Kobe Steel and its group companies plan to actively provide real estate services and products.

Financial goals for fiscal 2008

Consolidated sales: 43 billion yen (35 billion yen, parent only)
Pretax ordinary income: 3 billion yen (2 billion yen, parent only)

3. Outline of transfer

(1) Transfer schedule

Apr. 28, 2005 Board of directors meetings (Kobe Steel, Kobelco Development)
Apr. 28, 2005 Signing of corporate demerger agreement (Kobe Steel, Kobelco Development)
Jun. 22, 2005 (planned) Shareholders meeting (Kobelco Development)
Jun. 24, 2005 (planned) Shareholders meeting (Kobe Steel)
Oct. 1, 2005 (planned) Date of transfer
Oct. 3, 2005 (planned) Registration of transfer

(2) Method of transfer

Kobe Steel and Kobelco Development will apply the "corporate demerge" method, in which Kobe Steel is the demerging company and Kobelco Development is the successor company.

(3) Allocation of stock

At the time of the transfer, Kobelco Development shall issue common stock of 50,000 shares, all of which will be allocated to Kobe steel.

(4) Cash payments on the transfer

No cash shall be exchanged for the separation and transfer of the business.

(5) Rights and obligations continued by the successor company

As the successor company, Kobelco Development shall continue the rights, obligations and contracts of Kobe Steel's Real Estate Company and its related businesses.

(6) Outlook on fulfilling debt assumptions

Kobe Steel does not foresee problems in fulfilling its debt assumptions following the transfer and anticipates no changes in its net assets, as it will gain shares equivalent in value to the demerging assets. As the asset value of the successor business is more that the value of its liabilities and the business has adequate shareholders' equity, Kobelco Development does not anticipate problems in assuming the debt of the new company.

4. Outline of successor company

Name	Kobelco Development Co., Ltd.
Business	Real estate sales, leasing, brokering, management of commercial buildings and sports facilities
Established	December 6, 1991
Headquarters	Kobe, Hyogo, Japan
President	Takashi Ueyama
Capital	370 million yen
Issued shares	7,400 shares
Stockholders' equity	5,700 million yen
Total assets	16,130 million yen
Fiscal year	Ends March 31
Employees	5
Main customers	Mycal, Nafco, Ciba Specialty Chemicals
Shareholder & equity held	Kobe Steel, Ltd. 100%
Correspondent financial institutions	Nippon Life Insurance, Hyogo Credit Federation of Agicultural Cooperatives, Dai-ichi Mutual Life Insurance
Relationship to Kobe Steel	Capital: 100% held by Kobe Steel Personnel: Directors and auditors from Kobe Steel

Recent Financial Results (in millions of yen, unless otherwise indicated)

For fiscal years ended:	March 31, 2003	March 31, 2004	March 31, 2005
Sales	6,407	3,775	1,490
Operating income	1,036	669	527
Ordinary income	860	576	488
Net income	533	312	281
Net income per share (yen)	72,050.25	42,209.11	38,058.24
Dividends per share (yen)	—	5,000	5,000 (planned)
Stockholders' equity per share (yen)	695,092.44	737,301.55	770,359.86

5. Details of the business to be transferred

(1) Activities of the real estate business

Kobe Steel's real estate segment, which will be separated, is involved in property sales, leasing, brokering, remodeling and building management.

(2) Financial results of the real estate business

(year ended March 2005)

	millions of yen
Real estate segment sales	18,499
Kobe Steel parent sales	899,731
Ratio	2.0%

(3) Succession of Assets and liabilities from Kobe Steel (planned)

(in billions of yen)

	Amount		Amount
Current assets	20.0	Current liabilities	3.0
Fixed assets	68.0	Fixed liabilities	45.7
Total	88.0	Total	48.7

6. Effects on Kobe Steel following the business transfer

(1) Company name, activities, head office location, president, capital and fiscal year
Kobe Steel foresees no changes in the above categories following the transfer.

(2) Effect on Kobe Steel's financial results
Kobe Steel anticipates a loss of approximately 12 billion yen related to the transfer of the business. This loss has been factored into the financial forecast for fiscal 2005 announced today.

###

Media Contact:
Gary Tsuchida
Publicity Group
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo, JAPAN
Tel: +81-3-5739-6010
Web site: www.kobelco.co.jp
E-mail: www-admin@kobelco.co.jp